April 17, 2019

Peter Altman, Ph.D.
President and Chief Executive Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, CA 94070

       Re: BioCardia, Inc.
           Registration Statement on Form S-1
           Filed April 9, 2019
           File No. 333-230779

Dear Dr. Altman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Nathan Robinson, Esq.